SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                              SunPower Corporation
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    867652307
                                 (CUSIP Number)

                               September 29, 2008
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [x]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652307                 13G                    Page 2 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,970,500
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,970,500
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,970,500

-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                4.69%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 867652307                 13G                    Page 3 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              New York
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,034,139
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 1,034,139
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,034,139
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                2.46%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 867652307                 13G                    Page 4 of 9 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                 0
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 1,970,500
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 0
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER     1,970,500
-----------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 1,970,500
-----------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                  4.69%
-----------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 867652307                 13G                    Page 5 of 9 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is SunPower Corporation (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 3939 North First Street, San Jose, CA 95134.

Item 2.     Name of Person Filing:

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Eminence Capital, LLC, a New York limited liability company ("Eminence Capital");

(ii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"); and

(iii) Ricky C. Sandler, a U.S. Citizen ("Mr. Sandler").


(a) This statement relates to shares of Class B Common Stock as defined in Item 2(d) below held for the accounts of: Eminence Partners, LP, a New York limited partnership ("Eminence I"); Eminence Partners II, LP, a New York limited partnership ("Eminence II"); Eminence Long Alpha, LP, a Delaware limited partnership ("ELA") and Eminence Leveraged Long Alpha, LP, a Delaware limited partnership ("ELLA" and together with Eminence I, Eminence II, and ELA, the "Partnerships"); as well as Eminence Long Alpha Master Fund, Ltd. and Eminence Leveraged Long Alpha Master Fund, Ltd. (the "Offshore Master Funds") and Eminence Fund, Ltd. ("Eminence Offshore"), each a Cayman Islands company, and collectively referred to as the "Offshore Funds"). The Partnerships and the Offshore Funds are collectively referred to as the "Eminence Funds".

Eminence Capital serves as the investment manager to the Eminence Funds with respect to the shares of Class B Common Stock directly owned by the Eminence Funds and may be deemed to have voting and dispositive power over the shares held for the accounts of the Eminence Funds.

Eminence GP serves as general partner or manager with respect to the shares of Class B Common Stock directly owned by the Partnerships and the Offshore Master Funds, respectively, and may be deemed to have voting and dispositive power over the shares held for the accounts of the Partnerships and the Offshore Master Funds.

Mr. Sandler is the Managing Member of each Eminence Capital and Eminence GP and may be deemed to have voting and dispositive power with respect to the shares of Class B Common Stock directly owned by the Eminence Funds.

CUSIP No. 867652307                13G                   Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business and principal office of Eminence GP and Eminence Capital is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

Item 2(c).     Citizenship:

    (i) Eminence Capital, a New York limited liability company;

   (ii) Eminence GP, a New York limited liability company; and

  (iii) Mr. Sandler, is a United States citizen.

Item 2(d).     Title of Class of Securities:
     Class B common stock, par value $0.001 per share (the "Class B Common Stock").

Item 2(e).  CUSIP Number:  867652307

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                  Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ] Investment Adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable

CUSIP No. 867652307                 13G                  Page 7 of 9 Pages

Item 4.   Ownership.

         A. Eminence Capital, LLC
          (a) Amount beneficially owned: 1,970,500
          (b) Percent of class: 4.69%. The percentages used herein and in the rest of Item 4 are calculated based upon the 42,033,287 shares of Class B Common Stock outstanding at September 29, 2008, as set forth in the Company's Form 8-K filed on September 29, 2008.
          (c) (i) Sole power to vote or direct the vote: 0
             (ii) Shared power to vote or direct the vote: 1,970,500
            (iii) Sole power to dispose or direct the disposition: 0
             (iv) Shared power to dispose or direct the disposition: 1,970,500

        B. Eminence GP, LLC
         (a) Amount beneficially owned: 1,034,139
         (b) Percent of class: 2.46%
         (c) (i) Sole power to vote or direct the vote: 0
            (ii) Shared power to vote or direct the vote: 1,034,139
           (iii) Sole power to dispose or direct the disposition: 0
            (iv) Shared power to dispose or direct the disposition: 1,034,139

        C. Ricky C. Sandler
         (a) Amount beneficially owned: 1,970,500
         (b) Percent of class: 4.69%
         (c) (i) Sole power to vote or direct the vote: 0
            (ii) Shared power to vote or direct the vote: 1,970,500
           (iii) Sole power to dispose or direct the disposition: 0
            (iv) Shared power to dispose or direct the disposition: 1,970,500

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

     On September 29, 2008 the Eminence Funds acquired, in the aggregate, 2,687,728 shares of Class B Common Stock, and as of such time, Eminence Capital and Mr. Sandler were the beneficial owners of 2,687,728 shares of Class B Common Stock (6.39% of the class), and Eminence GP was the beneficial owner of 1,430,709 shares of Class B Common Stock (3.40% of the class). The Eminence Funds, thereafter, sold shares of Class B Common Stock and the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class B Common Stock. Accordingly, this Schedule 13G reflects an exit filing.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

CUSIP No. 867652307                 13G                   Page 8 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 867652307                 13G                   Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  October 9, 2008

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       and as
                                    Managing Member of
                                    Eminence GP, LLC